Exhibit 23.8

CONSENT OF INDEPENDENT AUDITOR

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated September 21, 2011, with respect to the combined financial statements and schedule of R.K. Hall Construction, Ltd. included in the Registration Statement (Form S-4) and related Prospectus for the registration of $250 million aggregate principal amount of 10.5% Senior Notes due 2020.

/s/ Perryman Chaney Russell, LLP

Perryman Chaney Russell, LLP

May 23, 2013